Atna Receives Positive Test Mining Results

Vancouver, B.C. (May 15, 2006). Atna is pleased to report recently received results from test mining in the Ogee Zone at the Pinson property in Nevada. Test mining in March was completed in the south rib of the 4800 level, where a bulk sample was collected. Approximately 300 tons of mineralized muck were stockpiled in the CX decline stub for future processing and metallurgical characterization. The results of rock mechanics studies and the physical stability of the rib and back of the stoped area indicate that ground conditions are amendable to open stope mining methods, which could reduce the mining cost significantly the from drift and infill mining methods originally expected.

Muck Samples from the three rounds taken from the south rib of the Ogee zone averaged 0.618 ounces of gold per ton (average of 7 samples). Channel sampling along the south wall demonstrates continued strong mineralization within beds dipping between 40 o and 60o north. Two lines of channel samples, represented by samples 267 to 269, and 271 and 272, assayed at 0.81 and 1.67 opt respectively. Favorable beds controlling the high-grade samples dip steeply north and wrap around a skarn/marble body occurring within tightly folded limestone beds. These folded skarn beds rake gently north and are slightly oblique to the main Ogee zone structure, as seen in the north and south ribs of the main drift.

Significant Channel Sample Intercepts

Sample ID	Thickness (ft)	Grade (oz/t)
RFUG-262	4.0	0.32
RFUG-271-272	10.0	0.81
RFUG-267-269	15.0	1.67
RFUG-252A	Select	1.97

Atna has been notified by Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) that it plans to develop a program for the project. On April 6, Pinson exercised its right to back-in to a 70% interest by spending US$30 million for further exploration and development of the property within the next 3 years. Atna’s President, David Watkins, said “Atna now is established as a successful explorer and an investment grade precious metals company, having earned a 70% interest in the Pinson gold discovery in Nevada and a 10% NSR on silver and gold from the Wolverine deposit in the Yukon. We will use that foundation to continue delivering shareholder value through exploration and the pursuit of growth opportunities.”

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information disclosed. All samples were prepared and assayed by American Assay Laboratories in Reno, Nevada, an independent certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.

Atna Resources Ltd is a well-financed precious metals exploration and development enterprise. Interests in two of the company’s properties may generate cash flow within 3 years with no further capital investment required by Atna. The company actively explores a portfolio of gold properties in Nevada and pursues new opportunities for growth and discovery. Atna leverages exploration expenditures with partners who are working to earn an interest in a number of its prospects.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com